Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

February 22, 2024

Re:	Auna S.A. Registration Statement on Form F-1 Filed January 9, 2024 File No. 333-276435

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

Katherine Bagley

Dear Ms. Ansart and Ms. Bagley:

On behalf of our client, Auna S.A. (the “Company”), we have submitted a revised Registration Statement on Form F-1 (the “Registration Statement”). The revised Registration Statement includes figures for the fiscal year ended December 31, 2023 and also contains certain additional updates and revisions, including, among others, (i) revisions to specify that up to 5% of the class A shares in the offering are reserved for the related directed share program and (ii) inclusion of signed opinions regarding certain tax matters as exhibits to the revised Registration Statement. We respectfully note that we will file a final signed version of the opinion of Luxembourg counsel as to the validity of the class A shares once we have a final number of class A shares.

We respectfully note that the Company is hoping, subject to market conditions, to commence its roadshow by March 4 and become effective on or about March 12. We greatly appreciate the Staff’s assistance in light of this timing.

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Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Maurice Blanco
Maurice Blanco

cc:	Gisele Remy, Chief Financial Officer

Auna S.A.